As Filed with the Securities and Exchange Commission on December 19, 2000
    =========================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9

                                 (Rule 14d-101)

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                              ____________________

                             HARCOURT GENERAL, INC.
                           (Name of Subject Company)

                             HARCOURT GENERAL, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                Series A Cumulative Convertible Stock, Par Value
                                $1.00 Per Share
                         (Title of Class of Securities)

                                  41163G 10 1
                                  41163G 20 0
                     (CUSIP Number of Class of Securities)
                              ____________________

                                 Eric P. Geller
                             Harcourt General, Inc.
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 232-8200

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                    Copy to:
                              John G. Finley, Esq.
                          Simpson Thacher & Bartlett
                            425 Lexington Avenue
                        New York, New York 10017-3954
                                (212) 455-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                       AMENDMENT NO. 4 TO SCHEDULE 14D-9

         This Amendment No. 4 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company"), Amendment No. 1 filed with the SEC on November 20, 2000 by the Company, Amendment No. 2 filed with the SEC on December 6, 2000 by the Company and Amendment No. 3 filed with the SEC December 18, 2000 by the Company, relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

         The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 8 Additional Information.

         Item 8 of the Schedule 14D-9, which incorporates by reference the information contained in the Schedule TO, is hereby amended and supplemented by adding thereto the following:

         "On December 15, 2000, the Antitrust Division extended the waiting period applicable to the Subsequent Transaction by requesting additional information relevant to the Subsequent Transaction from Thomson and the Company. Accordingly, unless further extended with the consent of Purchaser, Thomson and the Company or by court order, the waiting period applicable to the Subsequent Transaction will be extended until 11:59 p.m., New York City time, on the 20th day after compliance by the Company and Thomson with such request."

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                     Harcourt General, Inc.


                     By:     /s/ Eric P.Geller
                             -----------------
                     Name:   Eric P. Geller
                     Title:  Senior Vice President,
                             General Counsel and Secretary

                                 EXHIBIT INDEX

         (a)(1)   Offer to Purchase, dated November 8, 2000
(incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8,
2000).

         (a)(3)   Letter to Stockholders dated November 8, 2000.*


         (a)(4)   Press Release, dated October 27, 2000.*

         (a)(5)   Opinion of Goldman Sachs dated October 27, 2000.*

         (a)(6) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

         (e)(1) Agreement and Plan of Merger dated as of October 27, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).

         (e)(2) Confidentiality Agreement, dated June 28, 2000, between Reed Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (e)(3)   The Information Statement of the Company, dated
                  November 8, 2000.*


___________________________
* Previously filed